EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report, our subsidiary MOR PPM, Inc. (“PPM”) received three significant and substantial (“S&S”) citations and one imminent danger order from MSHA related to work PPM performed at the Smart Sand, Inc. mine in Monroe County, Wisconsin. PPM has no other disclosures to report for the period covered by this report.